                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                                October 23, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is the Registrant's Notice of Annual General Meeting of Shareholders and Proxy Statement dated October 19, 2000 mailed to the shareholders on October 23, 2000 with the Registrant's Annual Report on Form 20-F for the year ended December 31, 1999, which Annual Report was filed with the Securities and Exchange Commission on May 4, 2000.

                             NUR MACROPRINTERS LTD.
                              5 DAVID NAVON STREET
                             MOSHAV MAGSHIMIM 56910
                                     ISRAEL

                            ------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 20, 2000

                            ------------------------

To our Shareholders:

    The Annual General Meeting of Shareholders of NUR Macroprinters Ltd. (the "COMPANY") will be held at the new offices of the Company at Abba Hilel Silver, Lod (north) industrial zone, Israel on November 20, 2000, at 12:00 noon, local time, and thereafter as it may be adjourned from time to time (the "MEETING"), for the following purposes:

    1.  To report on the business of the Company for the year ended
       December 31, 1999, and consider and accept the reports of the Company's auditors and the Company's Board of Directors (the "BOARD") and the Company's Consolidated Financial Statements for the year ended
       December 31, 1999;

    2. To reappoint Kost Forer & Gabbay as the independent public accountants of the Company for the fiscal year ending December 31, 2000, and until the next Annual General Meeting of Shareholders, and empower the Board to determine the basis of their compensation in accordance with the volume and nature of their services;

    3. To amend and restate the Articles of Association of the Company, in accordance with the provisions of the new Israeli Companies Law, 5759-1999 (the "COMPANIES LAW"), which came into effect on February 1, 2000;

    4. To elect members to serve on the Board until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified;

    5. To elect Orit Leitman and Gideon Shenholz to serve on the Board as External Directors, as such term is defined in the Companies Law;

    6. To approve the adoption of the NUR Macroprinters' 2000 Stock Option Plan, which provides for the granting of options to employees, non-employee service providers and members of the Board of the Company to purchase up to 1,000,000 ordinary shares of the Company, par value NIS
       1.0 per share;

    7. To approve certain compensation paid and to be paid to a certain officer and a member of the Board, including salary, bonus and options to the President and Chief Executive Officer and options to a certain director;

    8. To ratify the renewal of the Company's Directors and Officers Liability insurance as of March 25, 2000;

    9. To approve and authorize indemnification agreements under which the Company undertakes to indemnify its Directors to the fullest extent permitted under the Companies Law; and

    10. To act upon any other matters that may properly come before the Meeting or any adjournments thereof.

    The Board has fixed the close of business on October 12, 2000 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

    The Company expects to mail this proxy statement, the accompanying form of proxy, and the Company's annual report on Form 20-F for the fiscal year ended December 31, 1999, with the Company's Consolidated Financial Statement for the year ended December 31, 1999 to shareholders on or about October 20, 2000.

    You are cordially invited to attend the Meeting, as the Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly, in the envelope provided, so that your votes may be recorded. Under the Articles of Association of the Company, your proxy must be received by the Company by 12:00 noon, New York time, on November 17, 2000 to be counted for the Meeting. If you attend the Meeting, you may revoke your proxy and vote your shares in person. The Company's proxy statement is furnished herewith.

    Joint holders of Ordinary Shares should take note that, pursuant to
Article 27.6 of the Articles of Association of the Company, the right to vote at the Annual General Meeting shall be conferred exclusively upon the senior amongst the joint owners attending the Annual General Meeting, in person or by proxy, and for this purpose, seniority shall be determined by the order in which the names stand in the Company's Register of Members.

                                          By Order of the Board of Directors

                                          /s/ Dan Purjes

                                          Dan Purjes
                                          Chairman of the Board

October 19, 2000

    WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. THE COMPANY'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND THE DIRECTORS' REPORT, IS ENCLOSED FOR YOUR REVIEW BUT DOES NOT FORM A PART OF THE PROXY SOLICITATION MATERIAL.

                                            Mailing Address:
                                           NUR Macroprinters Ltd.
                                           P.O. Box 8440
                                           Moshav Magshimim 56910
                                           Israel

                             NUR MACROPRINTERS LTD.
                              5 DAVID NAVON STREET
                             MOSHAV MAGSHIMIM 56910
                                     ISRAEL
                            ------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 20, 2000
                            ------------------------

                                PROXY STATEMENT

    This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.0 nominal value (the "ORDINARY SHARES"), of NUR Macroprinters Ltd., an Israeli corporation (the "COMPANY"), in connection with the solicitation by the Board of Directors of the Company (the "BOARD") for use at the Annual General Meeting of Shareholders of the Company to be held at the new offices of the Company at Abba Hilel Silver, Lod (north) industrial zone, Israel, on November 20, 2000, at 12:00 noon, local time, and thereafter as it may be adjourned from time to time (the "MEETING").

    At the Meeting, the shareholders of the Company will be asked, among other things, (A) to consider and accept the reports of the Company's auditors and Board, and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1999; (B) to reappoint Kost Forer & Gabbay as the independent public accountants of the Company for the fiscal year ending December 31, 2000 and until the next Annual General Meeting of Shareholders, and to empower the Board to determine the basis of their compensation in accordance with the volume of their services; (C) to amend and restate the Company's Articles of Association of the Company, in accordance with the provisions of the new Israeli Companies Law, 5759-1999 (the "COMPANIES LAW"), which came into effect on February 1, 2000; (D) to elect members to serve on the Board until the next Annual General Meeting of the Shareholders and until their respective successors are duly elected and qualified; (E) to elect Orit Leitman and Gideon Shenholz to serve on the Board as External Directors, as such term is defined in the Companies Law; (F) to approve the adoption of the NUR Macroprinters' 2000 Stock Option Plan, which provides for the granting of options to employees, non--employee service providers and members of the Board of the Company to purchase up to 1,000,000 ordinary shares of the Company, par value NIS 1.0 per share (the "ORDINARY SHARES"); (G) To approve certain compensation paid and to be paid to a certain officer and a member of the Board, including salary, bonus and options to the President and Chief Executive Officer and options to a certain director; (H) to ratify the renewal of the Company's Director's and Officer's Liability insurance as of March 25, 2000; (I) to approve and authorize indemnification agreements under which the Company undertakes to indemnify its Directors to the fullest extent permitted under the Companies Law; and (J) to act upon such other matters as may properly come before the Meeting, all as more fully described below.

                             A. GENERAL INFORMATION

    VOTING OF PROXIES. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendation of the Board. Shares represented by executed and unrevoked proxies will be voted. In accordance with the Articles of Association of the Company, your proxy must be received by the Company by 12:00 noon, New York time, on November 17, 2000 to be counted for the Meeting. On all other matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement.

If any other business is properly brought before the Meeting, however, it is the intention of the person(s) named as proxies to vote in respect thereof in accordance with their best judgment.

    REVOCATION OF PROXIES. The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at 5 David Navon Street, Moshav Magshimin, Israel, or by mail to P.O. Box 10053, Moshav Magshimin 56910, Israel, as shown on the Notice of Annual General Meeting of Shareholders included with this Proxy Statement, by the substitution of a new proxy bearing a later date, or by a request for the return of the proxy at the Meeting.

    SHAREHOLDERS ENTITLED TO VOTE. Only holders of record of Ordinary Shares at the close of business on October 12, 2000, are entitled to notice of and to vote at the Meeting (the "RECORD DATE"). As of the Record Date there were 14,314,395 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

    VOTES REQUIRED; QUORUM; NO CUMULATIVE VOTING. The proposals discussed in this Proxy Statement are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, and special resolutions, which require the affirmative vote of an enlarged majority of 75% of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, representing more than 33 1/3% of the total Ordinary Shares outstanding as of the Record Date, i.e., a quorum. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The votes of all shareholders voting on each matter will be counted.

    MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION. The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about October 20, 2000. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

                      B. MATTERS SUBMITTED TO SHAREHOLDERS

1. CONSIDERATION OF THE AUDITOR'S AND BOARD'S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

    The Board recommends that the shareholders consider and accept the report of the auditor's and the Board and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1999. At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

        "RESOLVED, that the reports of the auditor's and the Board and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1999, be, and the same hereby are, and each hereby is, considered and accepted."

    Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSED RESOLUTION.

2.  REAPPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The Board recommends that the shareholders reappoint the accounting firm of Kost Forer & Gabbay as the independent public accountants of the Company for the fiscal year ending December 31, 2000, and until the next Annual General Meeting of Shareholders, and empower the Board to determine the basis of their compensation. Kost Forer & Gabbay have no relationship to the Company or with any affiliate of the Company, except as auditors. At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

        "RESOLVED, that the Company's independent public accountants, Kost
    Forer & Gabbay, be, and they hereby are, reappointed as independent public accountants of the Company for the fiscal year ending December 31, 2000, and until the next Annual General Meeting, and that the Board be, and it hereby is, authorized to determine the compensation of said independent public accountants in accordance with the volume and nature of their services."

    Representative of Kost Forer & Gabbay have been invited to be present at the Meeting, and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions.

    Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSED RESOLUTION.

3.  AMENDMENT OF ARTICLES OF ASSOCIATION

    On February 1, 2000, the new Israeli Companies Law, 5759-1999 (the "COMPANIES LAW") came into effect. The Companies Law replaces most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983 (the "ORDINANCE"). Further to the introduction of the Companies Law, the Board recommends that the shareholders replace the current Articles of Association (the "OLD ARTICLES") with an amended and restated Articles of Association (the "NEW ARTICLES"). The New Articles include, among others, the following changes to the current Articles of Association. In any event, all shareholders are urged to review the form of the Articles of Association set forth in Appendix B.3.

    Articles 2, 3, 4, and 5 to the New Articles incorporate the provisions of the Memorandum of Association of the Company (name of the Company, the purposes of the Company, the authorized share capital and limitation of liability of shareholders of the Company).

    Article 6 to the New Articles, titled "Alteration of Share Capital", is revised to delete all references to capital "stock" and reduction of issued share capital, since both are no longer applicable under the Companies Law.

    Article 10 to the New Articles, titled "Owners of Shares", is revised to allow recognition of non registered shareholders, now made possible under the Companies Law.

    Article 12 to the New Articles, titled "Forfeiture and Surrender", is revised to allow for the resale of forfeited or surrendered shares by resolution of the Board. Unsold shares must remain dormant under the revised article.

    The Provisions of Old Articles 17.1 and 7.2 have been removed. These sections authorized the Company, among other things, (a) to pay interest on the paid-up portion of shares issued to fund the construction of installations, buildings, or plant equipment not expected to yield profits over an appreciable period of time; and (b) to pay a commission (including underwriting fees) to any person in consideration of such person's subscribing or consent to cause other persons to subscribe applications for securities of the Company, at a rate not to exceed ten percent of the purchase price of such securities. These sections opted the Company out of a provision of the Ordinance not retained in the Companies Law.

    Article 27 to the New Articles, titled "Attendance and Voting Rights at General meetings", is revised to remove a prohibition on a proxy delegating his powers and to remove a requirement that the termination of a proxy be guided by the Israeli Agency Law, 5725-1965. The termination of a proxy is now governed by the Companies Law.

    Articles 28 to the New Articles, titled "Powers of the Board", and Articles 42 to the New Articles provide for the allocation of authority between the Board and the Chief Executive Officer, as mandated by the Companies Law.

    Articles 29.2 and 41 to the New Articles provide specifically, among other things, that the chairman of the Board shall not have a casting vote. Previously, the chairman of the Board had no casting vote. However, under the Companies Law the chairman of the Board is granted a casting vote unless the Company's Articles provide otherwise.

    Article 36 to the New Articles, titled "Conflict of Interest", provides that the Board has the authority to approve transactions not detrimental to the Company (a) in which officers have an interest; (b) between officers and the company; and (c) other transaction requiring special approval under the Companies Law. Under the Companies Law certain transactions require additional approval of the Company's Audit Committee and the meeting of the shareholders of the Company. Similarly, the old Articles permitted the Board to approve transactions in which an officer had an interest if they did not impair the interest of the company and transaction with an officer if they were not detrimental to the company. The language included in the New Articles follows the new language used in the Companies Law.

    Article 44 to the New Articles, titled "Internal Auditor", requires the Board to appoint an internal Auditor. This new position is supervised by the General manager, and is responsible for submitting a proposal for an annual or periodic work program to the Board.

    Articles 45 - 53 to the New Articles titled "Dividends and Profits", provide for the grant of the exclusive authority to declare and pay Dividends to the Board, previously the Board was authorized to declare and pay interim dividends and to recommend to the meeting of the shareholders to pay final dividends. The payment of such final dividends was subject to the approval of the meeting of the shareholders.

    Article 60 to the New Articles titled "Indemnity of officers", allows the Company to indemnify an officer, both for expenses and costs incurred and for expenses and costs that it may incurr, as further detailed in the article. Previously, the company was allowed to indemnify only for expenses and cost already incurred or imposed by a court. In addition, the Company may now indemnify for litigation expenses incurred by an officer or imposed upon him in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a crime that does not require proof of criminal intent, whereby previously the indemnification of litigation costs in criminal proceedings was only allowed where the officer was acquitted.

    At the meeting the Board will propose that the following ordinary resolution be adopted:

        RESOLVED, that the current Articles of Association be and they hereby are replaced in their entirety by the Amended and Restated Articles of Association in the form of Appendix B.3. hereto and that the Amended and Restated Articles of Association are hereby approved and adopted."

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to adopt the Amended and Restated Articles of Association of the Company.

    Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSED RESOLUTION.

4.  ELECTION OF DIRECTORS

    At the Meeting, the shareholders will elect members to serve on the Board. It is the intention of the persons named in the proxy to vote for the election of the nominees named below, each to hold office until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier under any relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of the Board. If any of such nominees are unable to serve, the persons named in the proxy will vote the share "for" the election of such other nominees as the Board may propose. All nominees listed below have advised the Board that they intend to serve as members of the Board if elected.

    NOMINEES FOR THE BOARD OF DIRECTORS

    The nominees for directors are:

NAME                                      AGE      POSITION WITH THE COMPANY
----                                    --------   -------------------------
Dan Purjes(1).........................     50      Chairman of the Board of Directors

Erez Shachar(2).......................     37      President, Chief Executive Officer and
                                                   Director

Robert F. Hussey(1)(3)................     51      Director

Hugo Chaufan(1)(3)....................     56      Director

------------------------------

(1) member of the Company's Stock Option & Compensation Committee.

(2) member of the Company's Non-Employee Stock Option Committee.

(3) member of the Company's Audit Committee.

    DAN PURJES has served as the Chairman of the Board of the Company since April 1997. Mr. Purjes is the Chairman and Chief Executive Officer of Josephthal Group, Inc., the parent company of Josephthal & Co. Inc. ("JOSEPHTHAL"), an investment banking and brokerage firm, which is a member of the New York Stock Exchange. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co. in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in computer science from the City College of New York School of Engineering.

    EREZ SHACHAR has served as the Company's President and Chief Executive Officer since July 1997 and as a Director of the Company since October 1997. Mr. Shachar has also served as a Director of NUR Europe and NUR America since October 1997, of NUR Media Solutions since January 1998, of NUR Asia Pacific since January 1999, and of NPE since September 1999. Prior to joining the Company, from 1989 to 1997, Mr. Shachar has served in various research and development, marketing, sales, and senior management positions with Scitex Corporation. Mr. Shachar's last position in Scitex was Vice President of Sales and Marketing of Scitex Europe, and prior thereto Mr. Shachar held several positions in the marketing organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Shachar was a software developer within the research and development group of Scitex. Mr. Shachar holds a B.S. in mathematics and computer science from Tel Aviv University, and a M.B.A. degree from INSEAD, France.

    ROBERT F. HUSSEY has served as a Director of the Company since the fourth quarter of 1997. Prior to joining the Company, from June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America. Prior to thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. From 1977 to 1979, Mr. Hussey was the Director of Financial Advertising for E.F. Hutton. Prior to thereto, from 1973 to 1977, Mr. Hussey served as a Senior Financial Analyst and Product Manager for American Home Products, Inc. Mr. Hussey holds a B.S. degree in finance and a M.B.A. degree in international finance from Georgetown University.

    HUGO R. CHAUFAN has served as a Director of the Company since
September 1999. Dr. Chaufan is President of ISAL Amlat Investments (1993) Ltd., managing director and co-founder of Isal Investments Co. N.V., Isal Holland B.V. and Isal Nadlan (1994) Ltd. Dr. Chaufan is chairman of the board of directors of Project Glilot Ltd., Poster Media (Israel) Ltd., Ain Pei Arutzei pirsum Ltd., Shnapp Industries Ltd., Sivan Plastic Industries 1991 Ltd., Cargal Ltd. and Chemipal Ltd. Prior to becoming managing Director of Isal Amlat Investments Co. N.V. in 1987, Dr. Chaufan held the position of C.E.O. of Israel Chemical Industries Ltd., after holding senior management positions, including Deputy Director, at the Budget Department of the Finance Ministry. Dr. Chaufan holds a degree on Accountancy, Certified Accountancy and a Ph.D. in Economics.

    THE BOARD RECOMMENDS A VOTE "FOR" ALL THE NOMINEES TO THE BOARD.

5.  ELECTION OF EXTERNAL DIRECTORS

    Pursuant to the new Companies Law, Israeli publicly traded companies must appoint two External Directors (as such term is defined in the Companies Law) to serve on their board of directors and audit committee for a term of three
(3) years. The Board recommends that the following two nominees be elected as External Directors to the Board at the Meeting, each to serve for a period of three years, unless their office is vacated earlier in accordance with the then current articles of association of the Company and the Companies Law.

    ORIT LEITMAN, 42, has served as V.P Finance of Paradigm Geophysical Ltd. since April 1999. From 1992 to 1999 Orit Leitman served as the Corporate Treasurer of Scitex Corporation Ltd. Ms. Leitman holds a B.A. in Economics from Tel-Aviv University and an MBA from the Tel-Aviv University. Ms. Leitman qualifies as an External Director according to the Companies Law.

    GIDEON SHENHOLZ, 46, has served as the Managing Director of Pegasus Technologies Ltd. since October 1995. Mr. Shenholz is one of the two founders of Pegasus Technologies Ltd., established in 1991, and one of the major shareholders in Pegasus Technologies Ltd. Prior thereto, from 1988 to 1991,
Mr. Shenholz was a consultant in electronic warfare (EW), mainly to Tadiran Systems Ltd (EW division). From 1981 to 1988, Mr. Shenholz served as a senior manager in Tadiran Systems Ltd (EW division). His last job was as manager of a $20 million EW project with the Singaporean army. From 1976 to 1981, Mr. Shenholz served in the Israeli Air Force as a senior projects manager where he was released with the ranks of Captain. Mr. Shenholz holds a B.Sc. Degree in Electronic Engineering from Technion, Haifa (1976) and a B.A. degree in Psychology from Tel Aviv University (1982). Mr. Shenholz qualifies as an External Director according to the Companies Law.

    The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of each of the aforementioned nominees as External Directors, provided that either (i) such a majority includes at least a third of the shareholders present who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law; or

(ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company.

    THE BOARD RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF MS. ORIT LEITMAN AND MR. SHENHOLZ TO THE BOARD.

6.  APPROVE THE ADOPTION OF THE NUR MACROPRINTERS' 2000 STOCK OPTION PLAN

    The Board recommends that the shareholders approve the adoption of the NUR Macroprinters' 2000 Stock Option Plan (the "2000 PLAN"). The 2000 Plan provides for the granting of service and non-employee options to officers, employees, directors and consultants to the Company on the basis of past or future services. For a description of the 2000 Plan and the attachment of the Plan, see Appendix B.6. The 2000 Plan authorizes the grant of options to purchase up to 1,000,000 Ordinary Shares in order to attract and retain the growing number of employees and officers being hired in connection with the Company's business.

    On August 9, 2000, in light of the acquisition of the business of Salsa Digital Ltd. and the expansion of the Company's workforce and business, the Board resolved, among other things, to adopt the Company's 2000 Stock Option Plan, which provides for the granting of service and non-employee options to officers, employees and consultants to the Company on the basis of past or future services purchase up to 1,000,000 Ordinary Shares of the Company, subject to the approval of the shareholders at the Meeting.

    At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

    "RESOLVED, to adopt the Company's 2000 Stock Option Plan, which provides for the granting of service and non-employee options to officers, employees, directors and consultants to the Company on the basis of past or future services purchase up to 1,000,000 Ordinary Shares of the Company (as may be adjusted from time to time as provided by the 2000 Stock Option Plan)."

    Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSED RESOLUTION.

7.  APPROVAL OF CERTAIN COMPENSATION ARRANGEMENTS

    The Board will present at the Meeting for shareholder approval a resolution approved by the Audit Committee and the Board on October 11, 2000 and October 12, 2000, respectively, as to the terms of compensation for the President and Chief Executive Officer, and a certain member of the Board, and the terms of compensation to be paid to non employee members of the Board. The Board and the Audit committee, subject to shareholders approval, have approved the following:

        (a) Compensation to Erez Shachar. An amendment to the terms of employment of Mr. Erez Shachar, in the capacity of President and Chief Executive officer of the Company, pursuant to which Mr. Shachar's annual salary will be $210,000, effective January through June 2000. As of July 1, 2000 Mr. Shachar's annual salary will be increased to $240,000. Mr. Shachar will also receive a bonus of $50,000 in recognition of his contribution to the acquisition of the business of Salsa Digital Ltd. In addition, Mr. Shachar will receive a bonus of $26,000 for on target performance based on the Company's management by objectives bonus plan. For the year 1999, under the 1997 Stock Option Plan, Mr. Shachar will be granted options to purchase 65,000 Ordinary Shares at an exercise price of $5.50 per share. The options will be exercisable until July 1, 2008, and will vest as follows:
    21,667 on July 1, 2000, 21,667 on July 1, 2001 and 21,666 on July 1, 2002.
    For the year 2000, under the 1997 Stock Option Plan, Mr. Shachar will be granted options to purchase 30,000 Ordinary Shares at an exercise price of $10.875 per share. The options will be exercisable until 2010 and will vest as follows: 10,000 on October 10, 2001, 10,000 on October 10, 2002 and 10,000 on October 10, 2003. For various services rendered to NUR Europe S.A. and NUR Media Solutions S.A. (the "SUBSIDIARIES") by Sorly Ltd., a company wholly owned by Erez Shachar, the Subsidiaries would each pay Sorly Ltd. the sum of $9,250 per quarter during 2000.

        (b) Compensation to Yoram Ben-Porat. An option granted under the Company's 1997 Stock Option Plan, to Mr. Ben-Porat, a director of the Company and Managing Director of the Company's wholly owned subsidiary, NUR Media Solutions S.A., to purchase 25,000 Ordinary Shares at an exercise price of $5.50 per share. The options will be exercisable until July 1, 2008, and will vest as follows: 8,334 on July 1, 2000, 8,333 on July 1, 2001 and 8,333 on July 2002.

        (c) Compensation to non-employee members of the Board: Each non-employee Board member will receive an annual fee of $8,000, for participation in a meeting of the Board each non-employee Board member will be entitled to an additional $500 participation fee, for the participation in a meeting of a committee of the Board each non-employee Board Member shall be entitled to an additional $250 participation fee. The chairman of the Board and chairman of any Committee of the Board will be entitled to an additional annual fee of $5,000.

        (d) Compensation to the External Directors: Each External Director will receive an annual fee of $8,000, for participation in a meeting of the Board each External Director will be entitled to an additional $500 participation fee, for the participation in a meeting of a committee of the Board each External Director shall be entitled to an additional $250 participation fee. The fees paid to the External Directors are subject to the provisions of the Companies Law and regulations thereunder.

    At the Meeting, the Board will propose that the following ordinary resolution be adopted:

           "RESOLVED, that the terms and proposed terms of compensation paid and to be paid by the Company to the officer, the members of the Board and the non-employee members of the Board, presented to the annual general meeting of shareholders and described in the Company's Proxy Statement dated October 19, 2000, be and they hereby are, approved."

    Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSED RESOLUTION.

8.  RENEWAL OF THE DIRECTORS AND OFFICERS LIABILITY INSURANCE

    The Board will present at the Meeting for shareholder approval a resolution approved by the Audit Committee and the Board on October 11, 2000 and October 12, 2000, respectively, to renew the Company's Directors and Officers Liability Insurance with the Israel Pheonix Assurance Co. Ltd. for the period commencing on March 25, 2000. The Insurance Policy provides coverage up to $15,000,000.

    The Board and the Audit committee, subject to shareholders approval, have approved the following:

        "To renew the company's Directors and Officers Liability Insurance with the Israel Pheonix Assurance Co. Ltd. for the period commencing on March 25, 2000."

    At the Meeting, the Board will propose that the following ordinary resolution be adopted:

        "RESOLVED, that the Company's Directors and Officers Liability Insurance with the Israel Pheonix Assurance Co. Ltd. be renewed for the period commencing on March 25, 2000."

    Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSED RESOLUTION.

9.  APPROVAL OF INDEMNIFICATION AGREEMENTS

    The Companies Law authorizes the Company to indemnify a director or officer for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. The Company proposes to enter into indemnification agreements with each of its directors, under which the Company undertakes to indemnify its directors to the fullest extent permitted under the Companies Law.

    The Board and the Audit committee, subject to shareholders approval, have approved the following resolution:

        "To approve and authorize the indemnification agreements between the Company and each of its Directors."

    At the meeting the Board will propose that the following ordinary resolution be adopted:

        "RESOLVED, to approve and authorize the indemnification agreements between the Company and each of its directors."

    The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Ordinary Resolution to approve the terms of, and to authorize the Company to enter into, the indemnification agreements.

    Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

    THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSED RESOLUTION.

10. OTHER BUSINESS

    The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

                           C. PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of October 11, 2000 by (a) each person known by the Company to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (b) all of the Company's executive officers, directors and nominees as a group (13 persons). All of the information with respect to beneficial ownership by the Company's directors, executive officers and beneficial owners has been furnished by the respective director, executive officer, or beneficial owner, as the case may be. The Company believes that the persons named in this table have sole voting and investment power with respect to the Ordinary Shares indicated.

                                                                                     PERCENTAGE OF
                                                               ORDINARY SHARES      ORDINARY SHARES
                                                              BENEFICIALLY OWNED   BENEFICIALLY OWNED
                                                              ------------------   ------------------
Dan Purjes*.................................................      4,617,123              32.07%

All current executive officers, directors and nominees as a
  group (13 persons)**......................................      5,340,419              35.90%

------------------------------

* Includes warrants to purchase 84,119 shares. Dan Purjes is Chairman of the Company and Chairman of Josephthal Group, Inc.

**  Including the holdings of Mr. Purjes, as detailed above.

                  D. THE BOARD OF DIRECTORS AND ITS COMMITTEES

    The Board is composed of the following six members: Dan Purjes, Erez Shachar, Robert F. Hussey, Hugo Chaufan, Yoram Ben-Porat and Robert L. Berenson. Messrs. Purjes, Shachar, Hussey and Chaufan are up for reelection. Two new Directors will be joining the Board subject to their election, Ms. Orit Leitman and Mr. Shenholz.

1.  TERMS OF DIRECTORS

    The members of the Board are elected annually at the Company's general meeting and remain in office until the next annual general meeting of the Company, unless the director has previously resigned, vacated his office, or was removed in accordance with the Company's Articles of Association. In addition, the Board may elect additional members to the Board.

2.  COMMITTEES OF THE BOARD

    The Company's Articles of Association provide that the Board may delegate certain powers of its to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Law 5759-1999 (the "COMPANIES LAW").

    APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES LAW; AUDIT COMMITTEE

    The Company is subject to the provisions of the Companies Law. The Companies Law requires disclosure by an "Office Holder" (as defined below) to the Company in the event that an Office Holder has a direct or indirect personal interest in a transaction to which the Company intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to the Company. An "OFFICE HOLDER" is defined in the Companies Law as a Director, General Manager, Chief Business Manager, Vice General Manager, other manager directly subordinate to the General Manager and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

    The Companies Law further requires that certain transactions, actions, and arrangements must be approved by an audit committee of the Company's Board (the "AUDIT COMMITTEE") meeting certain criteria defined in the Companies Law, and by the Board itself. The Company is also required to maintain the Audit Committee as a result of the inclusion for quotation of the Ordinary Shares on the Nasdaq National Market. In certain circumstances, shareholder approval is also required. The Audit Committee must be comprised of members of the Board who are not employees of the Company, and the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the Ordinary Shares.

    The Audit Committee currently consists of Robert F. Hussey, Hugo Chaufan and Robert L. Berenson. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which the Company intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company,
(iii) arrangements with directors as to the terms of office or compensation, and
(iv) indemnification of Office Holders. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i),
(ii), (iii) and (iv) may also require shareholder approval.

    Office Holders (including directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter, except that such Office Holders may consent in writing to resolutions adopted by the Board and/or the Audit Committee by unanimous consent.

    The requirements of The Nasdaq Stock Market, Inc. provide that the Audit Committee reports, among other things, that it has reviewed and discussed the Consolidated Financial Statements for the year ended December 31, 1999 with management of the Company.

    The Audit Committee has discussed with the independent auditor the matters covered by Statement on Auditing Standards No. 61, as well as the independence of the independent auditor and was satisfied as to the independent auditor's compliance with the said standards.

    STOCK OPTION COMMITTEES

    The Companies Law provides that the Board is not entitled to delegate to Board Committees its power, among other things, to allocate shares or securities convertible into shares of the Company. In March 1998, the Company established the Stock Option & Compensation Committee. The Stock Option & Compensation Committee is charged with administering and overseeing the distribution of stock options under the approved stock option plans of the Company, the 1997 Employee Stock Option Plan and the 1995 Employee Stock Option Plan subject to the provisions of the Companies Law. The Stock Option Committee is presently comprised of three members: Dan Purjes, Robert F. Hussey and Hugo Chaufan. In July 1999, the Board established the Non-Employee Stock Option Committee (the "NESOC"), to administer the 1998 Stock Option Plan for Non-Employee Directors, subject to the provisions of the Companies Law. The NESOC is presently comprised of two members: Erez Shachar and Yoram Ben-Porat.

3.  ALTERNATE DIRECTORS

    The Articles of Association provide that, subject to the Board's approval, a director may appoint, by written notice to the Company, any individual (subject to section 37.4 of the Company's Articles of Association) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, there are no alternate directors.

4.  NUMBER OF DIRECTORS

    Unless otherwise prescribed by an Ordinary Resolution of the Company, the Board shall consist of not less than four (4) nor more than twelve
(12) directors. The directors may at any time appoint any person to serve as a director, either as a replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established by the Articles of Association. Any so appointed director shall remain in office until the next Annual General Meeting, at which he may be reelected.

              E. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

    For the year ended December 31, 1999, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 13 persons) amounted to approximately $1,041,000. In October 1997, the Company undertook to pay its Board members who are not employees of the Company remuneration for their services as directors. This remuneration includes an annual payment of $5,000 and an additional payment of $250 per meeting. Further to the approval of the non-employee Board Members compensation by this shareholders meeting, the remuneration will be increased to an annual payment of $8,000 and additional payments of $500 per board meeting, $250 per meeting of a committee of the Board and an additional $5,000 payment to the chairman of the Board or a committee of the Board.

    In addition, the directors and officers of the Company hold, in the aggregate, options and warrants exercisable into 787,952 Ordinary Shares of the Company. Under the 1998 Share Option Plan for Non-Employee Directors (the "1998 PLAN"), approved by the Annual General Meeting held on September 8, 1998, each of Messrs. Robert Hussey, Dan Purjes, and Robert Berenson, all of whom are directors of the Company, were granted on October 26, 1998 an option to purchase 10,000 Ordinary Shares of the Company, and on August 1, 1999 they were granted an additional option to purchase 10,000 Ordinary Shares. Mr. Hugo Chaufan was granted an option to purchase 8,333 Ordinary Shares of the Company on October 1, 1999. Messrs. Robert Hussey, Dan Purjes, Robert Berenson and Hugo Chaufan were granted on August 1, 2000 an option to purchase 10,000 Ordinary Shares of the Company. The exercise price for the underlying shares of such options is the "Fair Market Value" (as defined in the 1998 Plan) of the shares of the Company at the date of grant.

               F. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Sorly Ltd, a company wholly owned by Erez Shachar, the president and Chief Executive Officer of the Company, rendered various services to NUR Europe S.A. and NUR Media Solutions S.A. (the "SUBSIDIARIES"). Subject to shareholders approval, the Subsidiaries would each pay Sorly Ltd. the sum of $9,250 per quarter during 2000.

                                 APPENDIX B.3.
                            ARTICLES OF ASSOCIATION

                               TABLE OF CONTENTS

                          SUBJECT                             PAGE
                          -------                             ----
I PRELIMINARY

Interpretation..............................................    5

Name........................................................    6

Purpose and Objective.......................................    6

II SHARE CAPITAL

Share Capital...............................................    6

Limited liability...........................................    6

Alteration of Share Capital.................................    6

III SHARES

Rights Attached to Shares...................................    7

Issuance of Shares..........................................    7

Share Certificates..........................................    7

Owners of Shares............................................    8

Calls on Shares.............................................    8

Forfeiture and Surrender....................................    9

Lien........................................................    9

Sale of Shares after Forfeiture or Surrender or in
  Enforcement of Lien.......................................   10

Redeemable shares...........................................   10

Effectiveness of Transfer of Shares.........................   10

Procedure on Voluntary Transfer of Shares...................   10

Transfer of Share...........................................   10

Issuance of Shares..........................................   11

IV GENERAL MEETING

Annual Meeting..............................................   12

Extraordinary Meeting.......................................   12

Notice of General Meetings..................................   12

Quorum......................................................   12

Chairman....................................................   13

Adoption of Resolution at General Meetings..................   13

Voting Power................................................   13

                          SUBJECT                             PAGE
                          -------                             ----
Attendance and Voting Rights at General Meeting.............   14

V BOARD OF DIRECTORS

Powers of the Board.........................................   14

Exercise of Powers of the Board.............................   15

Committees of Directors.....................................   15

Number of Directors.........................................   15

Appointment and Removal of Directors........................   15

Qualification of Directors..................................   16

Vacation of Director's Office...............................   16

Remuneration of Directors...................................   16

Conflict of Interests.......................................   17

Alternate Director..........................................   17

Meeting of the Board........................................   18

Convening Meetings of the Board.............................   18

Quorum......................................................   18

Chairman of the Board.......................................   18

External Directors..........................................

VI GENERAL MANAGER

General Manager.............................................   19

VII MINUTES OF THE BOARD

Minutes.....................................................   19

VIII INTERNAL AUDITOR

Internal Auditor............................................   19

IX DIVIDENDS AND PROFIT

Declaration of Dividends....................................   19

Rights to Participate in the Distribution of Dividends......   20

Interest on Dividends.......................................   20

Payment of Dividends........................................   20

Payment in Specie...........................................   20

Setting-Off Dividends.......................................   20

Unclaimed Dividends.........................................   20

Reserves and Funds..........................................   21

                          SUBJECT                             PAGE
                          -------                             ----
Capitalization of Profits...................................   21

X ACCOUNTING BOOKS

Accounting Books............................................   21

XI BRANCH REGISTERS

Authority to keep Branch Registers..........................   22

Provisions in respect of keeping Branch Registers...........   22

XII SIGNATURES

The Company's Signature.....................................   22

XIII NOTICES

Notices in Writing..........................................   22

Delivery of Notices.........................................   22

XIV INDEMNITY AND INSURANCE

Indemnity of Officers.......................................   23

Insurance of Officer........................................   23

XV WINDING UP

Distribution of Assets......................................   23

                               THE COMPANIES LAW
                          A COMPANY LIMITED BY SHARES
                        AMENDED AND RESTATED ARTICLES OF
                             NUR MACROPRINTERS LTD.

                                 I PRELIMINARY

1.  INTERPRETATION

    1.1 In these Articles the following terms shall bear the meaning ascribed to them below:

        "Alternate Director" defined in Article 37.1 herein.

        The "Articles" shall mean the articles of association contained in the Articles, as originally registered and as they may from time to time be amended.

        The "Board" shall mean the Company's Board of Directors.

        The "Company" shall mean the above named company.

        "Determining Majority" as defined in Article 6 herein.

        "External Director" as defined in the Law.

        "Extraordinary Meetings" as defined in Article 21.1 herein.

        "Iska Chariga" as defined in the Law.

        The "Law" shall mean the Companies Law, 5759-1999, as the same may be amended from time to time, and all the rules and regulations promulgated thereunder.

        The "Memorandum" shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

        "Obligation" as defined in Article 13.1 herein.

        The "Ordinance" shall mean the Companies Ordinance [New Version], 5743-1983, as the same may be amended from time to time.

        The "Register of Members" shall mean the Company's Register of Members.

        "Registered Holder" as defined in Article 10 herein.

        "Securities" as defined in Article 18 herein.

        Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Law.

    1.2 Sections 2,3,4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

    1.3 The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

2.  NAME

    The Name of the Company shall be Nur Macroprinters Ltd., and in Hebrew:

3.  PURPOSE AND OBJECTIVE

    3.1 The objective of the Company shall be to undertake any lawful activity, including any objective set forth in the Memorandum (for as long as it is in effect).

    3.2 The purpose of the Company is to operate in accordance with commercial considerations with the intention of generating profits. Such considerations may take into account, amongst others, public interest and the interests of the Company's creditors and employees. In addition, the Company may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within the business considerations of the Company. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

                                II SHARE CAPITAL

4.  SHARE CAPITAL

    The authorized share capital of the Company is fifty million (50,000,000) NIS divided into fifty million (50,000,000) ordinary shares of one (1) NIS nominal value each.

5.  LIMITED LIABILITY

    The liability of the shareholders of the Company for the indebtedness of the Company shall be limited to payment of the nominal value of such shares.

6.  ALTERATION OF SHARE CAPITAL

    The Company may, from time to time, by a resolution approved at a General Meeting by such majority as is required to amend these Articles (as set forth in Article 25 below), or such majority as shall be required to amend the Memorandum (for as long as it is still in force) (collectively, a "Determining Majority"):

    6.1 Increase its share capital in an amount it considers expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences of deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

    6.2 Consolidate all or any of its issued or unissued share capital and divide same into shares of nominal value larger than the one of its existing shares;

    6.3 Subdivide all or any of its issued or unissued share capital, into shares of nominal value smaller than the one of its existing shares; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

    6.4 Cancel any shares which, as at the date of the adoption of the resolution, have not been issued or agreed to be issued, and thereby reduce the amount of its share capital by the aggregate nominal value of the shares so canceled;

                                   III SHARES

7.  RIGHTS ATTACHED TO SHARES

    7.1 Subject to any contrary provisions of the Memorandum (for as long as it is in effect) or the Articles, same rights, obligations and restrictions shall be attached to all the shares of the Company regardless of their denomination or class.

    7.2 If at any time the share capital is divided into different classes of shares, the rights attached to any class may be modified or abrogated by a resolution adopted by a Determining Majority at a General Meeting and by the adoption of a resolution, supported by a Determining Majority, approving same modification or abrogation at a General Meeting of the holders of the shares of such class.

          The provisions of the Articles relating to General Meeting of the Company shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class, provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (331/3%) of the issued shares of such class.

    7.3 The creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed, for purposes of article 7.2, a modification or abrogation of rights attached to shares of such class or of any other class.

8.  ISSUANCE OF SHARES

    Issuance of shares of the Company shall be under the control of the Board, who shall have the exclusive authority to issue the Company's shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may think fit.

9.  SHARE CERTIFICATES

    9.1 Each member shall be entitled, not later than 60 days from the date of issuance or the date of transfer, to receive from the Company one share certificate in respect of all the shares of any class registered in his name on the Register of Members or, if approved by the Board, several share certificates, each for one or more of such shares.

    9.2 Each share certificate issued by the Company shall be numerated, denote the class and serial numbers of the shares represented thereby and the name of the owner, thereof as registered on the Register of Members, and may also specify the amount paid-up thereon, A share certificate shall be signed by the Company.

    9.3 A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to any one of the persons named on the Register of Members in respect of such joint ownership.

    9.4 A share certificate defaced or defective, may be replaced upon being delivered to the Company and being canceled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board may think fit.

          A member requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

10. OWNERS OF SHARES

    The Company shall be entitled to treat the person registered in the Register of Members as the holder of any share, as the absolute owner thereof (a "Registered Holder") and shall also treat any other person deemed as a holder of shares pursuant to the Law, as an owner of shares.

11. CALLS ON SHARES

    11.1 The Board may, from time to time, make calls upon members to perform payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each member shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares in respect of which such call was made.

    11.2   A call may contain a demand for payment in installments.

    11.3 A call shall be made in writing and shall be delivered to the member(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Board may, by delivering a written notice to the member(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

    11.4 If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of the same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

    11.5 The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

    11.6 Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Hapoalim Ltd, unless otherwise prescribed by the Board.

          The provisions of this Article 11.6 shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such member pursuant to the Articles or any pertinent law.

    11.7 The Board may agree to accept prepayment by any member of any amount due with in respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the member so prepaying.

    11.8 Upon the issuance of shares of the Company, The Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

12. FORFEITURE AND SURRENDER

    12.1 If any member fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount of interest, including, inter-alia, attorney's fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

    12.2 Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the member in question. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less the thirty (30) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

    12.3 Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

    12.4 The Company, by a resolution of the Board, may accept the voluntary surrender by any member of all or any part of his shares.

    12.5 Any share forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be resold. Such shares that have not yet been resold shall be considered dormant shares.

    12.6 Any member whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obligated to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Board, in its discretion, may enforce payment of such amounts or any part thereof, unless such shares have been resold in which event the provisions of the Law shall apply. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same member and not yet due, however, arising whereupon all of such amounts shall forthwith become due and payable.

          The Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it thinks fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 12.

13. LIEN

    13.1 The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each member on the Register of Members, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for his obligations. For the purposes of this Article 13 and of Article 14, the term "Obligation" shall mean any and all present and future indebtedness owed to the Company by a member with respect to his shares, however arising, whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, liquidated or non-liquidated.

    13.2 Shall a member fail to fulfill any or all of his Obligations, the Company may enforce the lien, after same member was provided with a period of fourteen (14) days to fulfill the Obligations so breached.

    13.3 A member shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same member's shares, and such obligation shall be secured by the shares which are subject to same lien.

14. SALE OF SHARES AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

    14.1 Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Members as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made consideration thereby paid with respect to the shares.

          As of the entry of the purchaser's name in the Register of Members in respect of such shares, the validity of the sale shall not be rebutted, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

    14.2 The net proceeds of any such sale, after payment of the selling expenses, shall serve for repayment of the Obligations of the respective member, and the balance if any shall be paid to the member, his inheritors, the executors of his will, the administrators of his estate, and to persons on his behalf.

15. REDEEMABLE SECURITIES

    Subject to the Law, the Company may issue redeemable securities and redeem the same.

16. EFFECTIVENESS OF TRANSFER OF SHARES

    A transfer of title to shares of the Company, whether voluntarily or by operation of law, shall not confer upon the transferee any rights towards the Company as a Registered Holder unless and until such time as the transfer has been registered in the Register of Members.

17. PROCEDURE ON VOLUNTARY TRANSFER OF SHARES

    A person desiring to be registered as a Registered Holder, shall deliver to the Company an instrument of transfer of shares according to which he is the transferee accompanied by a notice to the effect, in a form to be prescribed by the Board, duly executed by such person and the transferor, and subject to the prior fulfillment of the provisions of Article 18 below, the Board shall instruct the registration of same in the Register of Members.

18. TRANSFER OF SHARES

    18.1 The transfer of shares of the Company and any other securities issued by the Company and owned by a Registered Holder (in this Article 18, hereinafter, "Securities") shall be made in writing in a conventional manner or as established by the Board; it may be effected by the signature of the transferor only, on the condition that an appropriate share transfer deed shall be submitted to the Company.

    18.2 Shares that are not paid up in full or are subject to any lien or pledge may not be transferred unless the transfer is approved by the Board, which may at its sole discretion withhold its approval without having to show grounds.

    18.3 Any transfer of shares that are not paid up in full shall be subject to the signature of the transferee and the signature of a witness in verification of the authenticity of the signatures on the share transfer deed.

    18.4 The transferor shall be deemed to be the Registered Holder of the transferred Securities until the name of the transferee is entered in the Register of Members.

    18.5 The share transfer deed shall be submitted to the office for registration together with the certificates to be transferred and such other evidence as the Company may require with regard to the transferor's title or right to transfer the Securities. The share transfer deeds shall remain with the Company after their registration.

    18.6 The Company may demand payment of a transfer registration fee at a rate to be determined by the Board from time to time.

    18.7 The Board may close the Register of Members for a period no longer than 30 days every year.

    18.8 Upon the death of a Registered Holder of Securities of the Company, the Company shall recognize the guardians, administrators of the estate, executors of the will, and in the absence of such persons, the inheritors of the deceased person as the only ones entitled to be registered as the Registered Holders of Securities of the Company, subject to proof of their rights in a manner established by the Board.

    18.9 In the event of the deceased member being a Registered Holder of a Security jointly with other persons, the surviving member shall be considered the sole Registered Holder of said Securities, upon the approval of the Company, without exempting the estate of the deceased joint holder from any of the obligations relating to the jointly held Securities.

    18.10 A person acquiring a right to a Security by virtue of his being a guardian or administrator of the estate or inheritor of the deceased member, or receiver, liquidator or trustee in liquidation proceedings regarding a corporate member, or by any operation of law, may be subject to submission of such proof of entitlement as the Board may establish be entered as the Registered Holder of the respective Security or transfer the Security subject to the provisions of the Articles with regard to such transfer.

    18.11 A person acquiring a Security as a result of a transfer by operation of law shall be entitled to dividends and other rights in respect of the Security and also to receive and certify the receipt of dividends and other sums of money in connection with the said Security; however, such person shall not be entitled to receive notices of the convening of General Meetings of the Company or to participate or vote therein or to exercise any right conferred by the Security with the exception of the aforementioned rights, pending the registration of such person in the Register of Members.

19. ISSUANCE OF SHARES

    The Board may issue shares and other securities, convertible or exercisable into shares, up to a maximum amount equal to the registered share capital of the Company; for this purpose, securities convertible or exercisable into shares, shall be considered as having been converted or exercised on the date of issuance.

                              IV GENERAL MEETINGS

20. ANNUAL MEETING

    20.1 An Annual Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual Meeting) and at such place as may be determined by the Board.

    20.2   The Annual Meeting shall:

    20.2.1 Discuss the audited financial statements of the Company for the last fiscal year;

    20.2.2 Appoint auditors and establish their remuneration, or empower the Board to establish their remuneration;

    20.2.3 Appoint the directors as stipulated in Article 32 below, and establish their remuneration;

    20.2.4 Discuss any other business to be transacted at a General Meeting according to the Articles or by operation of law.

21. EXTRAORDINARY MEETING

    21.1 All General Meetings other than Annual Meetings shall be called "Extraordinary Meetings."

    21.2 The Board may, whenever it thinks fit, convene an Extraordinary Meeting, and shall be obligated to do so upon receipt of a requisition in writing in accordance with Section 63 of the Law.

    21.3 Members of the Company shall not be authorized to convene an Extraordinary Meeting except as provided in Section 64 of the Law.

22. NOTICE OF GENERAL MEETINGS

    22.1 Prior to any General Meeting a written notice thereof shall be delivered to all Registered Holders and to all other persons entitled to attend thereat, and shall be otherwise made public as required by Law. Such notice shall specify the place, the day and the hour of the General Meeting, the agenda of the meeting and the proposed resolutions and such other documents required under law. The notice will be delivered not less then twenty-one (21) days prior to any General Meeting.

    22.2 The accidental omission to give notice of a General Meeting, or the non-receipt of a notice by a member entitled to receive notices of General Meeting, shall not invalidate the proceedings of such a General Meeting.

    22.3 A member entitled to receive notices of General Meeting may waive such right before such meeting of expost, and shall be deemed to have waived such right with respect to any General Meeting at which he was present, in person or by proxy.

23. QUORUM

    23.1 Two or more members present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33 1/3%) of the total voting power attached to the shares of the Company, shall constitute a quorum at General Meetings. No business shall be considered or determined at a General Meeting, unless the requisite quorum is present when the General Meeting proceeds to consider and/or determine same business.

    23.2 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall, if convened upon requisition under Section 64 of the Law, be dissolved, but in any other case it shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned General Meeting shall be one or more members, present in person or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the total voting power attached to the shares of the Company. At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

24. CHAIRMAN

    The Chairman, of the Board, or if there is no such chairman, or if he is not present, any other person appointed by the members present, shall preside as Chairman at a General Meeting of the Company. The Chairman of any General Meeting shall have no additional or casting vote.

25. ADOPTION OF RESOLUTION AT GENERAL MEETINGS

    25.1 A resolution shall be deemed adopted at a General Meeting if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such General Meeting and voted thereon, or such other percentage as is set forth in these Articles or as required by Law.

    25.2 Any resolution to amend these Articles or to amend the Memorandum (for as long as it is still in force), shall be deemed adopted at a General Meeting if supported by members, present in person or by proxy, vested with a Determining Majority, which shall be seventy-five percent (75%) or more of the total voting power attached to the shares whose holders were present, in person or by proxy, at such General Meeting and voted thereon.

    25.3 Any proposed resolution put to vote at a General Meeting shall be decided by a poll.

    25.4 Subject to approval by a General Meeting at which the requisite quorum is present, the chairman is obligated at the request of the General Meeting, to adjourn the General Meeting, and the adjourned meeting shall convene at such date and place as is decided by the General Meeting. If the General Meeting is adjourned by more than twenty-one (21) days, a notice of the adjourned meeting shall be given in the manner set forth in sections 67 through 69 of the Law. An adjourned meeting may only transact such business as left unfinished at the original meeting.

    25.5 A declaration by the Chairman of the General Meeting that a proposed resolution has been adopted or rejected, shall constitute conclusive evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

26. VOTING POWER

    26.1 Subject to the provisions of Article 27.1 below and subject to any other provision hereof pertaining to voting rights attached or not-attached to shares of the Company, whether in general or in respect of a specific matter or matters, every member shall have one vote for each share registered in his name on the Register of Members, regardless of its denomination or class.

    26.2 In case of equality of votes, the resolution shall be deemed to have been rejected.

27. ATTENDANCE AND VOTING RIGHTS AT GENERAL MEETING

    27.1 Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

    27.2 A corporate body being a member of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a writing evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

    27.3 A member entitled to vote and/or attend at a General Meeting may appoint a proxy, whether is general or for a specific General Meeting, to exercise such rights, in a form approved by the Board.

    27.4 The instrument appointing a proxy shall be delivered to the Company not later than forty-eight (48) hours before the time designated for the General Meeting at which the person named in the instrument proposes to vote and/or attend.

    27.5 A member entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

    27.6 If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names appear on the Register of Members.

    27.7 The voting on the terms of the instrument of proxy shall be legal even in case of prior death or incapacity or bankruptcy of the principal, and in respect of a corporate principal, in case of its winding up or revocation of the instrument of proxy or transfer of the respective share, unless a notice in writing of such death or incapacity or bankruptcy or winding up or revocation of share transfer shall have been received by the Register of Members.

          The written notice of revocation of the proxy shall be valid if signed by the principal and received by the Register of Members not later than one hour before the start of voting.

    27.8 No proxy shall be valid after the expiry of 12 months from the date of its issue.

                              V BOARD OF DIRECTORS

28. POWERS OF THE BOARD

    28.1 The Board shall be vested with the exclusive authority to exercise all of the Company's powers which are not, by Law, the Memorandum (for as long as it is in effect), the Articles or any applicable law, required to be exercised by the General Meeting, the General Manager, or any other organ of the Company as such term is defined in the Law.

    28.2 The Board shall set the policy guidelines for the Company and shall supervise the performance and activities of the General Manager.

29. EXERCISE OF POWERS OF THE BOARD

    29.1 The powers conferred upon the Board shall be vested in the Board as collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of the Articles.

    29.2 A resolution shall be deemed adopted at a meeting of the Board if supported by a majority of the directors attending such meeting and voting thereon. The Chairman of the Board shall have no casting vote.

    29.3 The Board may hold meetings using any means of communication, provided that all of the directors participating can simultaneously hear one another.

30. COMMITTEES OF DIRECTORS

    30.1 The Board may, subject to section 112 of the Law, delegate any or all of its powers to committees, each consisting of two or more directors, one of which shall be an External Director, and it may, from time to time, revoke or alter the powers so delegated. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time. Each resolution adopted by a committee within the powers delegated to it by the Board shall be deemed to have been held by the Board.

    30.2 The Board will appoint from among its members an audit committee. All External Directors shall be members of the audit committee.

    30.3 The provision of the Articles with respect to the meetings of the Board, their convening and adoption of resolutions thereat shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

31. NUMBER OF DIRECTORS

    Unless otherwise prescribed by a resolution adopted at a General Meeting, the Board shall consist of not less then four (4) nor more then twelve
(12) directors (including the External Directors appointed as required under the Law).

32. APPOINTMENT AND REMOVAL OF DIRECTORS

    32.1 The directors shall be elected annually at a General Meeting as aforesaid and shall remain in office until the next Annual Meeting at which time they shall retire, unless their office is vacated previously as stipulated in the Articles, provided however that the External Directors shall be appointed, and shall remain in office, as prescribed in the Law.

    32.2 The elected directors shall assume office on the day of their election.

    32.3 A retiring director may be reelected. Pending the convening of an Annual Meeting at which the directors are to retire from office, all directors shall remain in office until the convening of the Annual Meeting of the Company except in case of prior vacation of a director's office according to the Articles.

    32.4 If no directors are elected at the Annual Meeting, all the retiring directors shall remain in office pending their replacement by a General Meeting of the Company.

    32.5 Except with regard to a director whose tenure of office expires upon the convening of a General Meeting or a person recommended by the Board to serve as director, no motions for appointment of a candidate as a director shall be made unless a notice in writing signed by a member of the Company (other than the candidate himself) who is entitled to participate in and vote at the meeting, stating the intent of the said member to propose a candidate for election to the office of director, together with a document in writing by the candidate expressing his consent to be so elected, shall have been received at the office of the Company within a period of not less than forty-eight (48) hours and not more than forty-two (42) days before the appointed date of the General Meeting.

    32.6 The General Meeting may, by way of a resolution, remove a director from office before the expiry of his tenure, and appoint another person to serve as director of the Company in his place, and also appoint a number of directors in the event of the number of directors having decreased below the minimum established by the General Meeting.

    32.7 The provisions of this Article 32 shall not apply to External Directors, whose appointment and removal shall be pursuant to the relevant provisions of the Law.

33. QUALIFICATION OF DIRECTORS

    No person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

    The provisions of this section 32 shall not apply to External Directors, whose qualifications are as set forth in the relevant provisions of the Law.

34. VACATION OF DIRECTOR'S OFFICE

    The office of a director shall be vacated:

    34.1   Upon his death;

    34.2   On the date at which he is declared a bankrupt;

    34.3   On the date he is declared legally incapacitated;

    34.4 On the date stipulated therefor in the resolution of his election or the notice of his appointment, as the case may be;

    34.5 On the date stipulated therefor in the resolution or notice of his removal or on the date of the delivery of such notice to the Company, whichever is later;

    34.6 On the date stipulated therefor in a written notice of resignation thereby delivered to the Company or upon its delivery to the Company, whichever is later.

    34.7 If he is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a director, as set forth in the Law.

    34.8 If a court of competent jurisdiction decides to terminate his office, in accordance with the provisions of the Law, in a decision or judgment for which no stay of enforcement is granted.

35. REMUNERATION OF DIRECTORS

    The directors shall be entitled to remuneration by the Company for their services as directors. The remuneration may be established as a global sum or as a fee for participation in meetings. In addition to such remuneration, every director shall be entitled to a refund of reasonable expenses for travel, per diem money, and other expenses related to the discharge of his duties as a director.

    The provisions of this section 34 shall not apply to External Directors, whose remuneration shall be in accordance with the relevant provisions of the Law.

36. CONFLICT OF INTERESTS

    36.1 Subject to the provisions of the Law, the Company may consider and approve, by a resolution of the Board, each of the following transactions, which are not detrimental to the best interests of the
        Company:

    36.1.1 a transaction to which the Company is a party to, and in which an officer of the Company has an interest; or

    36.1.2  a transaction between the Company and officer of the Company; or

    36.1.3 such other transactions that require special approval pursuant to the Law.

    Notwithstanding the foregoing, in the event of an extraordinary transaction ("Iska Chariga" as defined in the Law) or the approval of the terms of service or employment (including any waiver, insurance or indemnification) of an officer of the Company, such transaction shall require such additional approval as stipulated by the Law. Any officer shall not participate in the meeting of the Board or audit committee (whichever applicable), where such resolution is considered and shall not vote in such meeting, unless the majority of the members of the Board or audit committee shall have an interest in the approval of the transaction, in which case such transaction must also be approved by the General Meeting.

37. ALTERNATE DIRECTOR

    37.1 Subject to the approval of the Board, a director may, by delivering a written notice to the Company, appoint an alternate for himself (hereinafter referred to as "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written note delivered to the Company.

    37.2 Any notice delivered to the Company pursuant to Article 37.1 shall become effective on the date specified therefor therein or upon delivery thereof to the Company or upon approval of the Board, whichever is later.

    37.3 An Alternate Director shall be vested with all rights and shall bear all obligations of the director who appointed him, provided, however, that he shall not be entitled to appoint an alternate for himself (unless the instrument appointed him expressly provides otherwise), and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director who appointed him is present.

    37.4   The following may not be appointed nor serve as an Alternate
        Director: (i) a person not qualified to be appointed as a director,
        (ii) an actual director, or (iii) another Alternate Director.

    37.5 The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 34, and such office shall further be ipso facto vacated if the director who appointed such Alternate Director ceases to be a director.

38. MEETING OF THE BOARD

    38.1 Subject to Articles 40 and 41 below, the Board may meet, adjourn its meeting and otherwise determine and regulate such meetings and their proceedings as it deems fit.

    38.2 Upon the vacation of the office of a director, the remaining directors may continue to discharge their functions until the number of remaining directors decreases below the minimum established in the Articles. In the latter case the remaining directors may only act to convene a General Meeting of the Company.

    38.3 The directors may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in these Articles. Any so appointed director shall remain in office until the next General Meeting, at which he may be reelected.

39. CONVENING MEETINGS OF THE BOARD

    39.1 The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so (i) at least once every three months, (ii) upon receipt of a written demand from any one director, or
        (iii) in accordance with section 1224)) or 169 of the Law. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later then ten (10) days following delivery of such written demand or receipt of the relevant notice or report, any of the abovementioned directors may convene a meeting of the Board.

          Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors within a reasonable length of time prior to the date thereof. Such notice shall specify the exact time and place of the meeting so called and a reasonably detailed description of the all of the issues on the agenda for such meeting.

    39.2 A resolution adopted at a meeting of the Board, which had not convened in accordance with the necessary requirements set forth in the Law or these Articles may be invalidated in accordance with the applicable provisions of the Law.

    39.3 A director may waive his right to receive prior notice of any meeting, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

40. QUORUM

    A majority of the number of directors then in office shall constitute a quorum at meetings of the Board, except if and as otherwise required in accordance with the Law. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to consider or determine same business.

41. CHAIRMAN OF THE BOARD

    The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. However, the General Manager shall not serve as the Chairman of the Board, nor shall the Chairman of the Board be vested with the powers designated to the General Manager, except in accordance with section 121(3) of the Law. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their members to be chairman of such meeting. The Chairman of the Board shall have no casting vote.

                               VI GENERAL MANAGER

42. GENERAL MANAGER

    42.1 The Board shall appoint one or more persons, whether or not directors, as General Manager(s) of the Company, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit and subject to the provisions of the Law.

                            VII MINUTES OF THE BOARD

43. MINUTES

    43.1 The proceedings of each meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of the meeting.

    43.2 All minutes approved and signed by the chairman of the meeting or the Chairman of the Board, shall constitute prima facie evidence of its contents.

                             VIII INTERNAL AUDITOR

44. INTERNAL AUDITOR

    44.1 The Board shall appoint an internal auditor in accordance with the provisions of the Law.

    44.2 The Internal Auditor shall submit to the audit committee a proposal for an annual or periodic work program for its approval. The Audit Committee shall approve such proposal subject to the modifications which it considers necessary.

    44.3 The General Manager shall be in charge of and supervise the Internal auditor's performance of its obligations.

                            IX DIVIDENDS AND PROFITS

45. DECLARATION OF DIVIDENDS

    45.1 The Board may, from time to time, subject to the provisions of the Law, declare a dividend at a rate as the Board may deem considering the accrued profits of the Company as set forth in its financial statements, and provided that the payment of such dividends will not reasonably prevent the Company from meeting its current and expected liabilities.

    45.2 Subject to any special or restricted rights conferred upon the holders of shares as to dividends, all dividends shall be declared and paid in accordance with the paid-up capital of the Company attributable to the shares in respect of which the dividends are declared and paid. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be nominal value of such share. Provided, however that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attribute thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration, and further provided the amounts which have been prepaid on account of shares and the Company has agreed to pay interest thereon shall not be deemed, for the purposes of this Article, to be payments on account of such shares. In the event no amount has been paid with respect to any shares whatsoever, dividends may be declared and paid according to the nominal value of the shares.

    45.3 Notice of the declaration of dividends shall be delivered to all those entitled to such dividends.

46. RIGHTS TO PARTICIPATE IN THE DISTRIBUTION OF DIVIDENDS

    46.1 Subject to special rights with respect to the Company's profits to be conferred upon any person pursuant to these Articles and the Law, all the profits of the Company may be distributed among the members entitled to participate in the distribution of dividends.

    46.2 Notwithstanding for foregoing, a holder of shares shall not be attributed with the right to participate in the distribution of dividends which were declared for a period preceding the date of the actual issuance.

47. INTEREST ON DIVIDENDS

    The Company shall not be obligated to pay, and shall not pay interest on declared dividends.

48. PAYMENT OF DIVIDENDS

    Subject to Article 49, a declared dividend may be paid by wire transfer or a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share--to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

49. PAYMENT IN SPECIE

    Upon the recommendation of the Board, dividends may be paid, wholly or partly, by the distribution of specific assets of the Company and/or by the distribution of shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

50. SETTING-OFF DIVIDENDS

    The Company's obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend.

    The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

51. UNCLAIMED DIVIDENDS

    51.1   Dividends unclaimed by the person entitled thereto within thirty
        (30) days after the date stipulated for their payment, may be invested or otherwise used by the company, as it deems fit, until claimed; but the Company shall not be deemed a trustee in respect thereof.

    51.2 Dividends unclaimed within the period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board

52. RESERVES AND FUNDS

    52.1 The Board may, before recommending the distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

    52.2 The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

53. CAPITALIZATION OF PROFITS

    53.1 The Board may capitalize all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the members who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such members and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such members subsequent to the date of said resolution, credited as fully paid up.

    53.2 In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into agreement with the Company on behalf of all members entitled to participate in such distribution, providing for the issuance to such members of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such members, by the application thereto of the proportionate part of the money or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such members.

                               X ACCOUNTING BOOKS

54. ACCOUNTING BOOKS

    54.1 The Board shall cause the Company to hold proper accounting books and to prepare an annual balance sheet, a statement of Profit and Loss, and such other financial statements as the Company may be required to prepare under law.

          The accounting books of the Company shall be held at the office or at a place deemed fit by the Board, and they shall be open to inspection by the directors.

    54.2 The Board may determine at its sole discretion the terms on which any of the accounts and books of the Company shall be open to inspection by members, and no member (other than a director) shall be entitled to inspect any account or ledger or document of the Company unless such right is granted by law or by the Board.

    54.3 At least once a year, the Board shall submit to the Annual Meeting financial statements for the period from the previous statement as required by Law. The balance sheet shall be accompanied by an auditors' report and a report by the Board on the position of the Company.

                              XI BRANCH REGISTERS

55. AUTHORITY TO KEEP BRANCH REGISTERS

    The Company may keep branch registers in any reciprocal state.

56. PROVISIONS IN RESPECT OF KEEPING BRANCH REGISTERS

    Subject to the provisions contained in the Law, the Board shall be authorized to make such rules and procedures in connection with the keeping of branch registers as it may, from time to time, think fit.

                                 XII SIGNATURES

57. THE COMPANY'S SIGNATURE

    57.1 A document shall be deemed signed by the Company upon the fulfillment of the following:

       57.1.1  It bears the name of the Company in print;

       57.1.2 It bears the signature of one or more persons authorized therefor by the Board; and

       57.1.3 The act of the person authorized by the Board as aforesaid was within its authority and without deviation therefrom.

    57.2 The signatory rights on behalf of the Company shall be determined by the Board.

    57.3 An authorization by the Board as provided in Article 57.2 may be for a specific matter, for a specific document or for a certain sort of document or for all the Company's documents or for a definite period of time or for an unlimited period of time, provided that any such authority may be terminated by Board, at will.

    57.4 The provisions of this Article shall apply both to the Company's documents executed in Israel and the Company's documents executed abroad.

                                  XIII NOTICES

58. NOTICES IN WRITING

    58.1 Notices pursuant to the Law, the Memorandum and the Articles shall be made in the manner prescribed by the Board from time to time.

    58.2 Unless otherwise prescribed by the Board, all notices shall be made in writing and shall be sent by mail.

59. DELIVERY OF NOTICES

    59.1 Each member and each director shall notify the Company in writing of his address for the receipt of notices, documents and other communications relating to the Company, it's business and affairs.

    59.2 Any notice, document or other communication shall be deemed to have been received at the time received by the addressee or at its address, or if sent by registered mail to same address--within seven (7) days from its dispatch, whichever is earlier.

    59.3 The address for the purposes of Article 59.2 shall be the address furnished pursuant to Article 59.1, and the address of the Company for the purposes of Article 59.2 shall be its registered address or principal place of business.

                          XIV INDEMNITY AND INSURANCE

60. INDEMNITY OF OFFICERS

    60.1   The Company may indemnify any officer for any of the following:

       60.1.1 A monetary liability imposed upon an officer for the benefit of another person by a judgment, including a judgment giving effect to a compromise and an arbitration award approved by a court, with respect to an act performed by same officer in his capacity as an officer of the Company;

       60.1.2 Reasonable litigation expenses, including attorney's fees, incurred by an officer or imposed upon him by a court, in a proceeding brought against him by the Company or on its behalf or by another person, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a crime that does not require proof of criminal intent, and all with respect to an act thereby performed in his capacity as an officer of the Company.

    60.2   The Company may:

       60.2.1 Undertake in advance to indemnify an officer, provided that the undertaking be limited to categories of events which in the Board's opinion can be foreseen when the undertaking to indemnify is given, and to an amount established by the Board as reasonable under the circumstances; or

       60.2.2  Indemnify the officer retroactively.

61. INSURANCE OF OFFICER

    The Company may enter into an agreement for the insurance of the liability of an officer, in whole or in part, with respect to any liability which may imposed upon such officer as a result of an act performed by same officer in his capacity as an officer of the Company, for any of the following:

       61.1 A breach of a cautionary duty toward the Company or toward another person;

       61.2 A breach of a fiduciary duty toward the Company, provided the officer acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

       61.3   A monetary liability imposed upon an officer toward another;

                                 XV WINDING UP

62. DISTRIBUTION OF ASSETS

    If the Company be wound up, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, the assets of the Company in excess of its liabilities shall be distributed among the members in proportion to the paid-up capital of the Company attributable to the shares in respect of which such distribution is being made. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be a nominal value of such share, provided, however, that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

                                 APPENDIX B.6.
                             2000 STOCK OPTION PLAN

    The Company's 2000 Stock Option Plan provides that it is to be administered by the Board or by a committee appointed by the Board. The Board has broad discretion to determine the persons entitled to receive options under the 2000 Stock Option Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to an aggregate amount of 1,000,000 Ordinary Shares (as may be adjusted from time to time as provided by the 2000 Stock Option Plan). The Board also has discretion to determine the purchase price to be paid upon the exercise of an option granted under the 2000 Stock Option Plan.

    The exercise price of the option shares under the 2000 Stock Option Plan is determined by the Board; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the Stock Value (as defined below) at the time of the issuance of such options (the "Date of Grant"). The "Stock Value" at any time is equal to the then current Fair Market Value (as defined below) of the Company's Ordinary Shares. For purposes of the 2000 Stock Option Plan, the "Fair Market Value" means, as of any date, the last reported sale price, on such date, of the Ordinary Shares on such principal securities exchange of the most recent prior date on which a sale of the Ordinary Shares took place.

    The Board determines the term of each option granted under the 2000 Stock Option Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a three to four-year period at the discretion of the Board. One-third of such options vest after the first or second anniversary of the Date of Grant, one-third after the second or third anniversary, and the final third after the third or fourth anniversary of the Date of Grant. Notwithstanding the foregoing, the Board may determine different vesting scheduled for consultant options in special circumstances.

    The options granted are subject to restrictions on transfer, sale, or hypothecation.

                             NUR MACROPRINTERS LTD.
                  (PREVIOUSLY, NUR ADVANCED TECHNOLOGIES LTD.)
                             2000 STOCK OPTION PLAN

1.  ESTABLISHMENT, PURPOSE, AND DEFINITIONS

    (a) This, the 2000 Stock Option Plan (the "Plan") of NUR Macroprinters Ltd. (the "Company"), has been adopted and approved by the Board of Directors of the Company (the "Board") on August 9, 2000.

    (b) The purpose of the Plan is to provide a means whereby eligible individuals (as defined in paragraph 4, below) may acquire Ordinary Shares of the Company par value NIS 1.0 each (the "Shares") pursuant to the exercise of options granted under the Plan (the "Options"). Options may be granted on the basis of past or future services by employees of the Company or of Affiliates ("Service Options"), or on the basis of past or future services by non-employees of the Company or of Affiliates ("Non-Employee Options").

    (c) The term "Affiliates" as used in the Plan means any subsidiary corporation of the Company and any subsidiary which becomes such after adoption of the Plan.

2.  ADMINISTRATION OF THE PLAN

    (a) The Plan shall be administered by the Board or by a committee elected by the Board (the "Committee"), under such terms and conditions as the Board shall determine. Members of the Committee shall serve at the pleasure of the Board. At least one member of the Committee shall be an independent director, such that such person would be qualified to serve on the Committee under the provisions of Section 2(b)(ii) below. The Committee shall select one of its members as chairman, and the provisions of the Articles of Association of the Company as to committees of the Board shall apply to the meetings of the Committee, including the provisions relating to the convening of meetings, the adoption of resolutions, and the adoption of resolutions in writing. Until such time as the Board shall delegate the administration of the Plan to the Committee or if the Board chooses not to delegate the administration of the Plan to the Committee, each reference in this Plan to "the Committee" shall be construed to refer to the Board.

    (b) In the event that the Company becomes subject to the requirements of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 16b-3"), then, notwithstanding the provisions of
       Section 2(a) above, (i) the Committee shall consist of two or more members of the board or such lesser number of members of the Board as permitted by Rule 16b-3, and (ii) none of the members of the Committee shall receive, while serving on the committee, or during the one-year period preceding appointment to the Committee, a grant or award of equity securities under (y) the plan, or (z) any other plan of the Company or its Affiliates under which the participants are entitled to acquire Shares (including restricted Shares), stock, options, stock bonuses, related rights, or stock appreciation rights of the company or any of its Affiliates, other than pursuant to transactions in any such other plan which do not disqualify a director form being a disinterested person under Rule 16b-3. The limitations set forth in this Section 2(b) shall automatically incorporate any additional requirements that may in the future be necessary for the Plan to comply with Rule 16b-3.

    (c) None of the members of the Committee shall receive, while serving on the Committee, or during the one-year period preceding appointment to the Committee, a grant or award of Options or Shares under the Plan.

    (d) The Committee shall determine, from time to time, which eligible individuals (as detailed in paragraph 4, below) shall be granted Options under the Plan, the timing of such grants, the terms thereof (including any restrictions on the Shares), and the number of Shares subject to such Options.

    (e) The Committee shall entitle each Israeli Employees (as defined below), who is an eligible individuals (as detailed in paragraph 4, below), within ten (10) days from the date of its decision to grant the option to him, but prior to the execution of the Share Option Agreement, to elect, by signing a statement in the form of Appendix A (the "Election Notice"), to have the Options granted to him to be subject to either of (i) a plan pursuant to Section 102 of the Income Tax Ordinance (New Version) (the "Income Tax Ordinance") or (ii) a plan pursuant to Section 3(i) of the Income Tax Ordinance.

    (f) Subject to paragraph 9(b) below, the Committee may amend the terms of any outstanding Option granted under this Plan, provided however that the Exercise Price (as defined in paragraph 5 below) of an outstanding Option may not be amended, and further provided that any amendment which would adversely affect the optionee's rights under an outstanding Option shall not be made without the optionee's written consent. The Committee may, with the optionee's written consent, cancel any outstanding Options or accept any outstanding Option in exchange for a new Option.

    (g) Subject to paragraph 9(b) below, the Committee shall have the sole authority, in its absolute discretion, to adopt, amend, and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Plan; to construe and interpret the Plan, the rules and regulations, and the instruments evidencing Options granted under the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan. All decisions, determinations, and interpretations of the Committee shall be binding on all participants.

3.  SHARES SUBJECT TO THE PLAN

    (a) The aggregate number of Shares available through the grant of Options under the Plan (the "Option Shares") shall be 1,000,000. The Option Shares shall be available through Service Options and/or Non-Employee Options.

       If an Option is surrendered (except surrender for the exercise into Shares) or for any other reason ceases to be exercisable in whole or in part, the Shares which were subject to such Option but as to which the Option had not been exercised shall continue to be available under the Plan.

    (b) If there is any change in the Shares subject to the Plan, or the Shares subject to any Option granted under the Plan, through merger, consolidation, reorganization, recapitalization, reincorporation share split, distribution of bonus shares, a rights offering, or other change in the corporate structure of the Company, appropriate adjustments shall be made by the Committee in order to preserve but not to increase the benefits to the individual, including adjustments to the aggregate number and kind of Shares subject to the Plan, and the number and kind of Shares and the Exercise Price, as defined in paragraph 5 below.

4.  ELIGIBLE INDIVIDUALS

    (a) Individuals who shall be eligible to have granted to them, or on their behalf, subject to Paragraph 2(c) above, (i) the Service Options provided for by the Plan shall be such employees (including members of the Board who are employees) of the Company or an

       Affiliate, and (ii) the Non-Employee Options provided for by the Plan shall be such consultants to the Company or an Affiliate and members of the Board (the "Non-Employees"), as the Committee, in its discretion, shall designate from time to time. All grants of Options to Office Holders ("NOSEI MISRA")--as such term is defined in the Companies law 5759-1999 (the "Companies law")--of any Israeli Company shall be authorized and implemented only in accordance with the provisions of the Companies Law, as in effect from time to time.

    (b) Employees of the Company or an Affiliate who are subject to payment in Israel of tax on their income from the Company or an Affiliate (other than withholding tax), as the Committee, in its discretion, shall determine, shall be defined for the purpose of the Plan as "Israeli Employees". All other Employees of the Company or an Affiliate shall be defined for the purpose of the Plan as "Non-Israeli Employees". Israeli Employees who are shareholders of the Company or an Affiliate, or are otherwise not entitled to the benefits granted pursuant to section 102 of the Income Tax Ordinance (New Version), shall be defined for the purpose of the Plan as "Controlling Employees".

5.  THE OPTION PRICE

    The exercise price of the Shares covered by each Option (the "Exercise Price") shall be as determined by the Committee; provided, however, that the Exercise Price of any Option granted, shall not be less than eighty percent (80%) of the Stock Value at the time of issuance of such Options. The "Stock Value" at any time shall be equal to the then current Fair Market Value of the Shares. For purposes hereof, the "Fair Market Value" shall mean, as of any date, the last reported sale price, on such date, of the Shares in respect of which options granted under the Plan may then be exercised on the NASDAQ National Market System (or, in the event that the National Market System is not the principal securities exchange on which the Shares are then traded, on such other principal securities exchange), or, in the event that no sales of the Shares took place on such date, the last reported sale price of the Shares on such principal securities exchange on the most recent prior date on which a sale of the Shares took place; provided, however, that if the Shares are not publicly traded on the date on which the Fair Market Value is to be determined, then the "Fair Market Value" shall mean the per share Fair Market Value of the Company as determined by the Board of Directors. If the Committee is unable to agree on the Fair Market Value, then the Fair Market Value shall be determined by an independent valuation expert satisfactory to the Committee. The Fair Market Value as determined by such independent valuation expert shall be conclusive. The Exercise Price of an Option shall be subject to adjustment to the extent provided in paragraph 3(b) above.

6.  GRANT OF OPTIONS: DIVIDENDS AND VOTING RIGHTS

    (a) The effective date of the grant of an Option (the "Date of Grant") shall be the date specified by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the employee written notice (the "Notice of Grant") of the grant of an Option and a written share Option agreement (the "Share Option Agreement") shall promptly be executed and delivered by and on behalf of the Company and the employee (with respect to Israeli Employees) (The Share Option Agreement shall be exercised immediately following the receipt of the Election Notice). The terms of such Share Option Agreement shall be determined by the Committee, subject to the terms of the Plan.

    (b) Subject to the vesting provisions of paragraph 7(c), each Option may be exercised, in whole or in part, at any time during the period (the "Option Period") set forth in the Share Option Agreement. Options not exercised during the Option Period shall terminate upon the expiration thereof.

    (c) To the extent that any dividend is payable on the Shares under applicable law, or the Articles of Association of the Company, all Shares issued upon the exercise of Options (whether or not held in the Trust (as hereinafter defined)) shall entitle the Beneficial Employee thereof to receive dividends with respect thereto. For so long as such Shares are held in the Trust (as hereinafter defined), any and all dividends received by the Trustee (as hereinafter defined) on such Shares shall be paid by the Trustee to the Beneficial Employee thereof, subject to any required withholding of tax in respect thereof.

    (d) Promptly following each Notice of Grant, the Company and the employee shall sign the Share Option Agreement, and the grant shall become effective only when the Share Option Agreement has been so signed. Each of the Company and the employee shall receive and retain a copy of the Share Option Agreement. The Share Option Agreement shall contain such terms and provisions, not inconsistent with the Plan, as may be determined by the Committee.

    (e) Except as provided in the immediately following sentence, in order to exercise an Option, the employee shall complete and execute a Notice of Exercise (in such form as may be prescribed by the Committee from time to time) and shall deliver the same to the Company together with the purchase price of the Shares pursuant to paragraph 11 hereof. In the case of any Beneficial Employee whose Options are held by the Trustee (as hereinafter defined), such Beneficial Employee shall instruct the Trustee to countersign such Notice of Exercise (the same having been signed by such Beneficial Employee) and to deliver the same to the Company.

    (f) OPTION SUBJECT TO SECTION 102: Anything herein to the contrary notwithstanding, the Date of Grant of Options to Israeli Employees, who are not Controlling Employees, and elected to have their Options issued under a plan pursuant to Section 102 to the Income Tax Ordinance (the "102 Plan"), shall not be earlier than the date at which the Trustee (as hereinafter defined) was approved by the Israeli Commissioner of Income Tax.

       All Options granted under the 102 Plan to Israeli Employees shall be granted (and a copy of the Share Option Agreement shall be given) to a trustee designated by the Board (the "Trustee") and approved by the Israeli Commissioner of Income Tax and the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the employee in respect of whom such Option was granted (the "Beneficial Employee"). By agreement with the Trustee, the Company shall cause the Trustee (subject to the vesting provisions of paragraph 7(c) hereof) to exercise such Options by countersigning and delivering to the Company a notice of exercise (the "Notice of Exercise"), upon receipt of written instructions from the Beneficial Employee thereof, provided the Beneficial Employee has made appropriate arrangements for the payment of the exercise price of the Shares issuable upon such exercise.

       Anything herein to the contrary notwithstanding, no Options or Shares granted to the Trustee pursuant to this sub-section (f) above shall be released from the Trust until the later of (a) two (2) years after the Date of Grant, or (b) the vesting of such Options pursuant to paragraph 7(c) hereof (such later date being hereinafter referred to as the "Release Date"). Subject to the terms hereof, at any time after the Release Date with respect to any Options or Shares, the following shall apply:

    (i) Options granted, and/or Shares issued, to the Trustee shall continue to be held by the Trustee, on behalf of the Beneficial Employee. From and after the Release Date, upon the written request of any Beneficial Employee, the Trustee shall release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Employee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Employee, provided, however, that the Trustee shall not so release any such Options and/or Shares to such Beneficial Employee unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

    (ii) Alternatively, from and after the Release Date, upon the written instructions of the Beneficial Employee to sell any Shares issued upon exercise of Options, the Trustee shall take such steps as may be required to effect such sale and shall transfer such Shares to the purchaser concurrently with the receipt, or after having made suitable arrangements to secure the payment of the proceeds of the purchase price in such transaction. The Trustee shall withhold from such proceeds any and all taxes required to be paid in respect of such sale, shall remit the amount so withheld to the appropriate tax authorities and shall pay the balance thereof directly to the Beneficial Employee, reporting to such Beneficial Employee and to the Company the amount so withheld and paid to said tax authorities.

    (g) OPTION SUBJECT TO SECTION 3(I): All Options granted under the Plan to Israeli employees, who elected to have their Options issued under a Plan pursuant to Section 3(i) to the Income Tax Ordinance (the "3(i) Plan") shall be granted (and a copy of the Share Option Agreement shall be given) by the Company to a trustee designated by the Board (who may be the Trustee), the Trustee shall hold each such Option in trust (the "Trust") for the Beneficial Employee, and no Options shall be released from the Trust until the vesting of such Option pursuant to Section 7(c) hereof (the "Release Date"). From and after the Release Date, upon the written request of any Beneficial Employee, the Trustee shall release from the Trust the Options granted and exercise them on behalf of such Beneficial Employee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Employee, provided, however, that the Trustee shall not so release and exercise any such Options on behalf of the Beneficial Employee unless the latter, prior to, or concurrently with, such release and exercise, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes and/or compulsory payments, if any, required to be paid upon such release and exercise have, in fact, been paid.

7.  TERMS AND CONDITIONS OF OPTIONS

    (a) The Committee shall determine the term of each Option granted under the Plan; PROVIDED, HOWEVER, that the term of an Option shall not be for more than ten (10) years.

    (Two) Upon termination of employment (regardless of whether or not termination is by the employee or employer, due to death or disability), all unvested Options shall lapse, and within three (3) months from such termination all vested but not-exercised Options shall lapse

    (Three) Upon termination of employment by employer for cause (as defined hereunder), all unvested and vested but not exercised Options shall lapse immediately.

        Cause shall mean, henceforth and hereinafter, with respect to both Employees and Service Providers (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) embezzlement of funds of the Company or its subsidiaries or its affiliates; (iii) any breach of the Optionees fiduciary duties or duties of care of the Company or serious breach of trust, including without limitation disclosure of confidential information of the Company or its subsidiaries; (iv) engaging in business competitive with the business of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board of Directors to be materially detrimental to the Company or its subsidiaries.

    (c) All Service Options granted shall vest over a three or four year period. One-third of such Options will vest after the first or second anniversary of the Date of Grant, the second third will vest after the second or third anniversary of the Date of Grant, and the remaining Options will vest after the third or fourth anniversary of the Date of Grant. Notwithstanding the foregoing and subject to paragraph 2(f) above, the Committee may determine different vesting schedules for Service Options. Non-Employee Options shall vest at the discretion of the Committee.

    (d) The Share Option Agreement may contain such other terms, provisions, and conditions as may be determined by the Committee (not inconsistent with the Plan).

8.  USE OF PROCEEDS

    Cash proceeds realized from the exercise Options granted under the Plan shall constitute general funds of the Company.

9.  AMENDMENT, SUSPENSION, OR TERMINATION OF THE PLAN

    (a) The Board may at any time amend, extend, suspend, or terminate the Plan as it deems advisable; provided that such amendment, extension, suspension, or termination complies with all applicable legal requirements.

    (b) Notwithstanding anything herein to the contrary, the Board shall in no event amend the Plan in the following respects without the consent of shareholders then sufficient to approve the Plan in the first instance:

        (i) To increase the maximum number Shares subject to Options issued under the Plan; or

        (ii) To change the designation or class of persons eligible to receive Options under the Plan.

    (c) No Option may be granted under the Plan during any suspension of, or after the termination of, the Plan, and no amendment, suspension, or termination of the Plan, shall without the affected individual's consent, alter or impair any rights or obligations under any Option previously granted under the Plan. The Plan shall terminate with respect to the grant of Options on August 31, 2008 unless previously terminated or extended by the Board pursuant to this paragraph 9.

10. ASSIGNABILITY

    Each Option granted pursuant to this Plan shall, during the Optionee's lifetime, be exercisable only by him or her or by his or her legal guardian, and neither the Option nor any right hereunder shall be transferable by Optionee by operation of law or otherwise other than by will or the laws of descent and distribution.

11. PAYMENT UPON EXERCISE OF OPTIONS

    Payment of the Exercise Price upon exercise of any Option granted under this Plan shall be made in cash in such currency as the Committee shall specify in the applicable Share Option Agreement; provided, however, that, subject to applicable Israeli laws (including, without limitation, currency control laws), the Committee, in its sole discretion, may permit an Optionee to pay the Exercise Price in whole or in part (i) by delivery on a form prescribed by the Committee of an irrevocable direction to a securities broker approved by the Committee to sell Shares and deliver all or a portion of the proceeds to the Company in payment for the Shares; (ii) by delivery of the Optionee's promissory note with such recourse, interest, security, and redemption provisions as the Committee in its discretion determines appropriate; (iii) in any combination of the foregoing.

12. RESTRICTIONS ON TRANSFER OF SHARES

    The Shares acquired pursuant to the Plan shall be subject to such restrictions and agreements regarding sale, assignment, encumbrances, or other transfer as are in effect among the Shareholders of the Company at the time such Share is acquired, as well as to such other restrictions as the Committee shall deem advisable.

13. MISCELLANEOUS

    (a) TAX MATTERS--All tax consequences under any applicable law which may arise from the grant of an Option, from the exercise thereof, from the sale of Share by the employee or from any other act of the Company or such employee in connection with any of the foregoing shall be borne solely by such employee, and such employee shall indemnify the Company and each subsidiary of the Company, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexation thereon or thereof.

    (b) CURRENCY CONTROL PROVISIONS--For so long as, and to the extent that, the Israel Currency Control Law, 1978 (the "Control Law") shall so require, the following provisions shall apply:

        (i) Certificates, if any, representing Shares issued hereunder shall be delivered to a bank in Israel which is an authorized dealer in foreign currency (within the meaning of the Control Law) ("Authorized Dealer") to hold the same for the benefit of the employee pursuant to the terms of the Plan and any applicable Share Option Agreement, and in conformity with the applicable requirements of the Controller of Foreign Currency in the Bank of Israel;

        (ii) All payments of the purchase price shall be effected by the employees through an Authorized Dealer; and

       (iii) The proceeds of any sale by the employee (or by the Trustee at the discretion and on behalf of any employee) of Shares which is effected in foreign currency shall be remitted to Israel, and deposited with an Authorized Dealer, immediately upon receipt thereof, and in all events not later than sixty (60) days after the date on which the certificate, if any, representing such Shares is received by the Trustee (on behalf of such employee) for purposes of sale.

    (c) GOVERNING LAW--The Plan and all instruments issued thereunder, or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

PROXY

                               NUR MACROPRINTERS LTD.

        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
            MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 20, 2000

The undersigned, a shareholder of NUR Macroprinters Ltd., an Israeli corporation (the "COMPANY"), does hereby appoint Erez Shachar and Hilel Kremer, each with the full power of substitution, and hereby authorizes them, or either one of them, to represent and to vote, as designed below, all Ordinary Shares, NIS 1.0 nominal value per share (the "ORDINARY SHARES"), of the Company held of record by the undersigned at the close of business on October 12, 2000 at the General Meeting of Shareholders of the Company to be held at the new offices of the Company at Abba Hilel Silver, Lod (north) industrial zone, Israel, on November 20, 2000, at 12:00 noon, local time, and any adjournments or postponements thereof.

                                                         FOR   AGAINST   ABSTAIN

1. PROPOSAL 1 - Receive and consider the report of       / /     / /       / /
the Company's auditor's and Board of Directors and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1999.

2. PROPOSAL 2 - Reappointment of Kost Forer &            / /     / /       / /
Gabbay as the independent public accountants of the Company.

3. PROPOSAL 3 - Amend and restate the Articles of        / /     / /       / /
Association of the Company, in accordance with the provisions of the new Israeli Companies Law, 5759-1999 as set forth in the enclosed proxy statement.

4. PROPOSAL 4 - Election of Directors -      FOR ALL    / /    WITHHOLD    / /
Nominees are Dan Purjes, Erez Shachar,       NOMINEES          AUTHORITY
Robert F. Hussey and Hugo Chaufan.                             to vote for
                                                               all nominees

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below:

5. PROPOSAL 5 - Election of External         FOR ALL    / /    WITHHOLD    / /
Directors - Nominees are Orit Leitman and    NOMINEES          AUTHORITY
Gideon Shenholz.                                               to vote for
                                                               all nominees


INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below:

(Continued, and to be marked, dated and signed, on the other side)

                                                         FOR   AGAINST   ABSTAIN

6. PROPOSAL 6 - Adoption of the Company's 2000 Stock     / /     / /       / /
Option Plan authorizing the grant of options to purchase up to 1,000,000 Ordinary Shares (as may be adjusted from time to time as provided by the 2000 Stock Option Plan).

7. PROPOSAL 7 - Approval of certain compensation paid    / /     / /       / /
and to be paid to a certain officer and a member of the Board, including salary, bonus and options to the President and Chief Executive Officer, options to a certain director and compensation to be paid to the non-employee members of the Board.

8. PROPOSAL 8 - Approve the renewal of the Company's     / /     / /       / /
Directors and Officers Liability Insurance as of
March 25,  2000.

9. PROPOSAL 9 - Approve and authorize indemnification    / /     / /       / /
agreements under which the Company undertakes to indemnify its Directors to the fullest extent permitted under the Companies Law

In their discretion, the Proxies are authorized to vote upon such matters as may properly come before the Annual Meeting and any adjournment or postponement thereof

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" ALL PROPOSALS.

NAME:                     SIGNATURE(S)                     DATED
     --------------------             --------------------      ----------, 2000
       [please print]

         NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company's Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation's full name and the corporate seal affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership's full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: October 23, 2000                    By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer